CATALYST PAPER CORPORATION

Annual Meeting of Holders of
Common Shares of
Catalyst Paper Corporation (the “Issuer”)

April 29, 2008

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

General Business	Outcome of Vote	Votes For	Votes Withheld

1. The election of the following nominees as directors of the Issuer for the ensuing year or until their successors are elected or appointed	Carried

(a) Thomas S. Chambers (b) Gary Collins (c) Michel Desbiens (d) Benjamin C. Duster, IV (e) Richard Garneau (f) Neal P. Goldman (g) Denis Jean (h) Jeffrey G. Marshall (i) Amit B. Wadhwaney		128,503,092 128,892,517 128,911,631 128,916,546 128,925,325 128,906,251 128,500,402 128,717,207 128,356,248	1,689,200 1,299,775 1,280,661 1,275,746 1,266,967 1,286,041 1,691,890 1,475,085 1,836,044

2. The appointment of KPMG LLP, Chartered Accountants, as auditors of the Issuer to hold office until the next annual meeting	Carried	128,452,076	1,266,567

		Votes For	Votes Against

3. Shareholder Proposal No. 1	Defeated	31,248,038	92,247,339